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                                       FORM 6-K
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                               REPORT OF FOREIGN ISSUER
                               ------------------------


                          Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934


                            For the month of August 2008

                            Commission File No. 000-30752


                                AETERNA ZENTARIS INC.
                                ---------------------

                          1405, boul. du Parc-Technologique
                                   Quebec, Quebec
                                   Canada, G1P 4P5
                       (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F    X      Form 40-F
                                    -----               -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes         No   X
                                   -----      -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                      -----

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                                DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

1.   Material Change Report dated August 15, 2008


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                                 FORM 51-102F3

                            MATERIAL CHANGE REPORT

                             AETERNA ZENTARIS INC.


1.  NAME AND ADDRESS OF COMPANY

    AEterna Zentaris Inc. (the "Corporation")
    1405 du Parc-Technologique Blvd.
    Quebec City, Quebec  G1P 4P5

2.  DATE OF MATERIAL CHANGE

    August 12, 2008

3.  NEWS RELEASE

    On August 12, 2008, the Corporation issued a news release indicating the material change, which was disseminated in Canada on the CanadaNewsWire service. A copy of such news release is attached hereto as SCHEDULE A.

4.  SUMMARY OF MATERIAL CHANGE

    On August 12, 2008, the Corporation announced the appointment of Prof. Jurgen Engel, Ph.D. as its new President and CEO, effective as of September 1, 2008. Prof. Engel is currently Executive Vice President and Chief Scientific Officer of AEterna Zentaris. He succeeds Juergen Ernst, who had been acting as Interim President and CEO since April 2008.
    Mr. Ernst, current Chairman at AEterna Zentaris, will become Executive Chairman as of September 1, 2008.

5.  FULL DESCRIPTION OF MATERIAL CHANGE

    On August 12, 2008, the Corporation announced the appointment of Prof. Jurgen Engel, Ph.D. as its new President and CEO, effective as of September 1, 2008. Prof. Engel is currently Executive Vice President and Chief Scientific Officer of AEterna Zentaris. He succeeds Juergen Ernst, who had been acting as Interim President and CEO since April 2008.
    Mr. Ernst, current Chairman at AEterna Zentaris, will become Executive Chairman as of September 1, 2008.

6.  RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

    Not applicable.

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7.  OMITTED INFORMATION

    Not applicable.


8.  EXECUTIVE OFFICER

    Further information regarding the matters described in this report may be obtained from Dennis Turpin, Senior Vice President and Chief Financial Officer. Mr. Turpin is knowledgeable about the details of the material change and may be contacted at (908) 626-5503.

9.  DATE OF REPORT

    August 15, 2008.

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                                  SCHEDULE A

                                 NEWS RELEASE
                              (AUGUST 12, 2008)

AETERNA ZENTARIS ANNOUNCES APPOINTMENT OF PROF. JURGEN ENGEL, PH.D. AS NEW PRESIDENT AND CEO

    QUEBEC CITY, Aug. 12 /CNW Telbec/ - AEterna Zentaris Inc. (NASDAQ: AEZS,
TSX: AEZ), a global biopharmaceutical company focused on endocrinology and oncology, announced today the appointment of Prof. Jurgen Engel, Ph.D. as its new President and CEO, effective as of September 1, 2008. Prof. Engel is currently Executive Vice President and Chief Scientific Officer of AEterna Zentaris. He succeeds Juergen Ernst, who had been acting as Interim President and CEO since April 2008. Mr. Ernst, current Chairman at AEterna Zentaris, will become Executive Chairman as of September 1, 2008.
    "As a seasoned executive for many years at AEterna Zentaris, Prof. Engel has gained a deep knowledge of the Company's activities at all levels. We feel that his extensive expertise in drug development and commercialization as well as in strategic partnerships, make him the ideal person to lead the Company," said Mr. Ernst.
    Prof. Engel added, "I am thrilled with this new challenge and will continue to dedicate all efforts to the successful development of our deep pipeline, especially the ongoing pivotal Phase 3 program in benign prostatic hyperplasia with our lead compound, cetrorelix."
    Prof. Engel has been Chief Executive Officer of Zentaris AG since the beginning of 2001. Before joining AEterna Zentaris in December 2002, he was in charge of all R&D activities at ASTA Medica AG where he supervised more than 700 scientists and clinical professionals.
    Prof. Engel holds a doctorate degree in organic chemistry from the Technical University of Braunschweig and an academic degree in pharmaceutical science from the University of Regensburg where he is an adjunct full professor at its School of Pharmacy. He is also Honorary Professor at the Dresden Technical University. In 1995, he received the Galenus-von-Pergamon prize for having developed alkylphospholipids as a new class of anti-tumor agents. Prof. Engel is the author of more than 250 scientific articles, several books and he applied for more than 100 patent applications.

    About AEterna Zentaris Inc.

    AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.
    News releases and additional information are available at www.aezsinc.com.

    Forward-Looking Statements

    This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources

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to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.


For further information: Investor Relations: Dennis Turpin, CA, Senior Vice President and Chief Financial Officer, (908) 626-5503, dturpin@aezsinc.com; Media Relations: Paul Burroughs, Director of
Communications, (418) 652-8525 ext. 406, pburroughs@aezsinc.com

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                                  SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      AETERNA ZENTARIS INC.


Date:  August 18, 2008                By: /s/Dennis Turpin
       ---------------                    ----------------------------
                                          Dennis Turpin
                                          Senior Vice President, Chief
                                            Financial Officer